

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

October 3, 2006

via U.S. mail and facsimile

Mr. John J. Gallagher III
Chief Financial Officer
Celanese Corporation
1601 West LBJ Freeway
Dallas, TX 75234

> **RE:** **Form 10-K for the year ended December 31, 2005**
> **Form 10-Q for the quarter ended June 30, 2006**
> **File Nos. 1-32410 and 333-122587-18**

Dear Mr. Gallagher:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.
.

Sincerely,

Rufus Decker
Accounting Branch Chief